December 12, 2005

Ms.  Leddy  Lynn
United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance
100  F  Street,  N.E.
Washington,  DC  20549

Re:  Hybrid  Fuel  Systems,  Inc.,  (the  "Company")
     Registration Statement on Form SB-2, filed on November 23, 2005 File No. 333-129928

Dear  Ms.  Lynn:

     In response to your telephone conversation which took place today between you and Darrin Ocasio, Esq. of Sichenzia Ross Friedman Ference LLP, securities counsel to the Company, please see the below supplemental response describing our calculation of the conversion price of the debenture.

Form  SB-2
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General
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Convertible  Debenture
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1.  Please  supplementally  confirm  to  us  the lowest closing bid price of the common stock between October 18, 2005 and the date of the filing with the Securities and Exchange Commission of a registration statement covering the shares issuable under the debenture.

       Response:
       ---------

     Under the Debenture Agreement which the Company entered into with Dutchess, the conversion price of the debenture is the lesser of $.27 per share or; (ii) the lowest closing bid price of the common stock between October 18, 2005 and the date of the filing with the Securities and Exchange Commission of a registration statement covering the shares issuable under the debenture. The registration statement on Form SB-2 was filed with the Securities and Exchange Commission on November 23, 2005.

     We reviewed Nasdaq.com and concluded that the lowest closing bid price from October 18, 2005 through November 23, 2005 was on November 3, 2005, which was $.28 per share. In accordance with the calculation of the conversion price as set forth above, the conversion price of the debenture is $.27 per share.

Sincerely,

/s/  Mark  Clancy

Mark  Clancy
Chief  Executive  Officer